CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603



                                 April 16, 2002



Nike Securities L.P.
1001 Warrenville Road
Lisle, Illinois  60532

JPMorgan Chase Bank
4 Chase MetroTech Center
3rd Floor
Brooklyn, New York  11245


         Re:   FT 627

Gentlemen:

         We have acted as counsel for Nike Securities L.P., Depositor of FT 627 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Trust of said Fund (the "Trust"), under a Trust Agreement, dated April 16, 2002 (the "Indenture"), among Nike Securities L.P., as Depositor, JPMorgan Chase Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

         In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The Trust holds Securities as such term is defined in the Prospectus. For purposes of the following discussion and opinion, it is assumed that each Security is equity for Federal income tax purposes.

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

            I. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Internal Revenue Code of 1986 (the "Code") in the proportion that the number of Units held by a Unit holder bears to the total number of Units outstanding; under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of the Unit holders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unit holder as it would have if the Unitholder directly owned the assets of the Trust. Each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset at the time when such income would be considered to be received by the Unit holder if the Unit holder directly owned the assets of the Trust.

           II. The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of distributions of cash or property by a corporation with respect to a Security ("dividends" as defined by Section 316 of the Code) is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Security shall be treated as gain from the sale or exchange of property.

          III. Gain or loss will be recognized to a Unit holder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of stock is received by such Unit holder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unit holder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unit holder's pro rata portion of dividends with respect to each Security which is not taxable as ordinary income.

           IV. If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unit holder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unit holder's aliquot share of the total proceeds from the transaction with the basis for his or her fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) among each of the Trust's assets (as of the date on which his or her Units were acquired) ratably according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unit holder's basis in his or her Units and of his or her fractional interest in each Trust asset must be reduced, but not below zero, by the Unit holder's pro rata portion of dividends with respect to each Security which is not taxable as ordinary income.

            V. Under the Indenture, under certain circumstances, a Unit holder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unit holder receiving whole shares of stock and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by the Trust will depend upon whether or not a Unit holder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of a Security held by the Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unit holder with respect to each Security owned by the Trust.

         A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code with respect to such Unit holder's pro rata portion of dividends received by such Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code.

         To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

         Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

         A Unit holder will recognize taxable gain (or loss) when all or part of the pro rata interest in a Security is either sold by the Trust or redeemed or when a Unit holder disposes of his or her Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor; subject to various nonrecognition provisions of the Code.

         It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

         It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

         Any gain or loss recognized on a sale or exchange will, under current law, generally be capital gain or loss.

         The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-85604) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                                   Very truly yours,



                                                   CHAPMAN AND CUTLER

EFF/erg